03004909

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, January 23, 2003, Series 2003BC-1

333-101101

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Executive Vice President

Dated: January 23, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$850,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2003-BC1

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet ***Date Prepared: December 16, 2002***

$850,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC1

Class (1)	Principal Amount (2)	WAL Call/Mat (3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Moody's) (4)	Last Scheduled Distribution Date	Certificate Type
A-1	773,500,000	2.60 / 2.84	1-85 / 1-193	AAA/Aaa	March 2033	Floating Rate Senior
A-IO	85,000,000(5)			Not Offered		Interest Only NAS
M-1	29,750,000	4.78 / 5.20	38-85 / 38-134	AA/Aa2	December 2032	Floating Rate Mezzanine
M-2	25,500,000	4.76 / 5.02	37-85 / 38-117	A/A2	September 2032	Floating Rate Subordinate
B-1	21,250,000	4.27 / 4.28	37-85 / 37-92	BBB/Baa2	March 2032	Floating Rate Subordinate
C	N/A			Not Offered		
Total:	**$850,000,000**(6)					

(1) *The margin on the Class A-1 Certificates doubles and the respective margins on the Class M-1, Class M-2 and Class B-1 Certificates are equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *Subject to a permitted variance of +/- 10%.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Kanika Bansul, Standard & Poors, 212.438.1292; Candice Nonas, Moody's, 212.553.4087.*
(5) *Notional balance.*
(6) *Excludes the Class A-IO notional balance.*

Trust: Asset-Backed Certificates, Series 2003-BC1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Countrywide Securities Corporation (Lead Manager), .

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificates and (ii) Class M-1, Class M-2 and Class B-1 Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***."

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class A-IO (together with the Class A-1 Certificates, the "***Senior Certificates***"), Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates***."

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of January 1, 2003.

Cut-off Date: January 1, 2003, or the origination date of such Mortgage Loan.

Expected Pricing Date: December [20], 2002.

Expected Closing Date:	January [28], 2003.
Expected Settlement Date:	January [28], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in February 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis)
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B-1 Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date included in the pool on Closing Date and (b) the Pre-Funded Amount deposited in the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Initial Pool***"). The characteristics of the Initial Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $866,144,418 of which: (i) approximately $ 316,889,666 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and (ii) approximately $ 549,254,752 were adjustable rate Mortgage Loans (the "***Adjustable Rate Mortgage Loans***" and, together with the Fixed Rate Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate:

The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans and (ii) the rates set forth below (the ***"Class A-IO Certificate Rate"***):

Month	Notional Balance	Rate
1-12	$85,000,000	1.00%
13-24	$85,000,000	0.50%

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the MGIC Policy as described below, the MGIC premium rate (such sum, the ***"Expense Fee Rate"***).

Maximum Rate:

The ***"Maximum Rate"*** is generally equal to the difference between (a) the weighted average Adjusted Maximum Mortgage Rate of the Mortgage Loans minus (b) the product of (i) the Pass-Through Rate on the Class A-IO Certificates and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Maximum Mortgage Rate:

The ***"Adjusted Maximum Mortgage Rate"*** for each Mortgage Loan is equal to the gross maximum mortgage rate (or the mortgage rate in the case of the Fixed Rate Mortgage Loans) less, in each case, the Expense Fee Rate.

Net Rate Cap:

The ***"Net Rate Cap"*** is generally equal to the difference between (a) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans minus (b) the product of (i) the Pass-Through Rate on the Class A-IO Certificates and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover:

For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract:

The Trust will include a one-month LIBOR cap contract (the ***"Cap Contract"***) for the benefit of the Offered Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $ 311,000,000 (the ***"Cap Contract"***), and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 5.13% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moody's	Expected Credit Enhancement (at Issuance)(1)(2)	Expected Credit Enhancement (Post Step-down) (2)
Class A-1	AAA/Aaa	9.50%	19.00%
Class M-1	AA/Aa2	6.00%	12.00%
Class M-2	A/A2	3.00%	6.00%
Class B-1	BBB/Baa2	0.50%	1.00%

(1) Assumes that the o/c target related to each class is fully funded on the closing date.
(2) Does not include any credit for Mortgage Insurance or Excess Interest.

1. Subordination. The Class B-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Class M-1 Certificates and the Class M-2 Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. *"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

4. Mortgage Insurance. As of the Statistical Pool Calculation Date, approximately 93.53% of the Mortgage Loans are covered by a private mortgage insurance policy issued by MGIC (the "***MGIC Policy***"). For each of these Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Overcollateralization Target:

Prior to the Stepdown Date, or if a Trigger Event (as described below) has occurred, 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, 1.00% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, that if a Trigger Event (as will be established by the rating agencies) has occurred on the related Distribution Date, the O/C target will be equal to the Initial Target.

Stepdown Date:

The earlier to occur of:

(i) the later of (x) the Distribution Date in February 2006 or (y) the first Distribution Date on which the principal balance of the Class A Certificates is less than or equal to 81.00% of the principal balance of the Mortgage Loans for such Distribution Date; and

(ii) the Distribution Date on which the Class A Certificates are reduced to zero.

Allocation of Losses: Any realized losses on the Mortgage Loans (after collections under the MGIC Policy) not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B-1 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Class M-1, Class M-2 and Class B-1 Certificates;
2) Principal funds, to the Class A-1, Class M-1, Class M-2 and Class B-1 Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Certificates to build or maintain O/C, as described under "Overcollateralization Target,"
4) Any remaining Excess Cashflow to pay Net Rate Carryover sequentially to the Certificates.
5) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Class M-1, Class M-2 and Class B-1 Certificates.
6) To the Class C Certificates, any remaining amounts.

Principal Paydown: Prior to the Stepdown Date, or if a Trigger Event is in effect on the related Distribution Date, 100% of principal will be paid sequentially to the Class A-1, Class M-1, Class M-2 and Class B-1 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A-1 Certificates such that the Class A-1 Certificates will have 19.00% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 12.00% Subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have 6.00% Subordination, fourth to the Class B-1 Certificates such that the Class B-1 Certificates will have 1.00% Subordination.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%)

Class A (To Call)

Margin 0.42%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	42.000	42.000	42.000	42.000	42.000
WAL (yr)	18.77	3.31	2.60	1.56	1.03
MDUR (yr)	15.53	3.16	2.51	1.53	1.01
First Prin Pay	Feb03	Feb03	Feb03	Feb03	Feb03
Last Prin Pay	Jun31	Jan12	Feb10	Jun07	Feb06

Class A (To Maturity)

Margin 0.42%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	42.094	44.959	45.209	45.634	42.878
WAL (yr)	18.83	3.60	2.84	1.72	1.05
MDUR (yr)	15.56	3.40	2.72	1.68	1.04
First Prin Pay	Feb03	Feb03	Feb03	Feb03	Feb03
Last Prin Pay	Sep32	Nov22	Feb19	Jun13	Apr10

Class M-1 (To Call)

Margin 1.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	100.000	100.000	100.000	100.000	100.000
WAL (yr)	25.88	5.88	4.78	3.81	3.08
MDUR (yr)	19.22	5.44	4.50	3.65	2.97
First Prin Pay	Jun24	Feb06	Mar06	Jun06	Feb06
Last Prin Pay	Jun31	Jan12	Feb10	Jun07	Feb06

Class M-1 (To Maturity)

Margin 1.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	100.155	103.334	103.501	103.078	117.564
WAL (yr)	26.00	6.38	5.20	4.08	4.86
MDUR (yr)	19.29	5.84	4.84	3.89	4.58
First Prin Pay	Jun24	Feb06	Mar06	Jun06	Feb07
Last Prin Pay	Jun32	Jan17	Mar14	Feb10	Feb09

Class M-2 (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	200.000	200.000	200.000	200.000	200.000
WAL (yr)	25.88	5.88	4.76	3.62	3.08
MDUR (yr)	17.06	5.25	4.34	3.39	2.92
First Prin Pay	Jun24	Feb06	Feb06	Apr06	Feb06
Last Prin Pay	Jun31	Jan12	Feb10	Jun07	Feb06

Class M-2 (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	200.195	204.097	204.397	204.123	216.458
WAL (yr)	25.97	6.20	5.02	3.79	3.73
MDUR (yr)	17.10	5.48	4.55	3.54	3.49
First Prin Pay	Jun24	Feb06	Feb06	Apr06	Jun06
Last Prin Pay	Mar32	May15	Oct12	Mar09	Apr07

Class B-1 (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	350.000	350.000	350.000	350.000	350.000
WAL (yr)	25.38	5.25	4.27	3.31	3.08
MDUR (yr)	14.28	4.53	3.79	3.03	2.83
First Prin Pay	Jun24	Feb06	Feb06	Feb06	Feb06
Last Prin Pay	Jun31	Jan12	Feb10	Jun07	Feb06

Class B-1 (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	350.015	350.315	350.377	350.392	356.921
WAL (yr)	25.38	5.27	4.28	3.32	3.22
MDUR (yr)	14.28	4.54	3.80	3.03	2.95
First Prin Pay	Jun24	Feb06	Feb06	Feb06	Feb06
Last Prin Pay	Sep31	Sep12	Sep10	Nov07	Jun06

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.404	8.701
2	6.399	8.730
3	5.775	8.138
4	5.962	8.357
5	5.765	8.189
6	5.953	8.404
7	5.757	8.234
8	5.753	8.254
9	5.940	8.466
10	5.744	8.295
11	5.931	8.508
12	5.735	8.337
13	5.797	8.425
14	6.194	8.847
15	5.791	8.471
16	5.981	8.687
17	5.785	8.518
18	5.975	8.734
19	5.779	8.565
20	5.776	8.589
21	6.109	9.659
22	5.909	9.442
23	6.102	9.692
24	5.901	9.475
25	5.989	9.584
26	6.630	10.361
27	5.986	10.112
28	6.185	10.382
29	5.984	10.149
30	6.181	10.419
31	5.981	10.186
32	5.979	10.205
33	6.217	10.754
34	6.020	10.518
35	6.219	10.806
36	6.017	10.543
37	6.015	10.556
38	6.658	10.786
39	6.012	10.488
40	6.211	10.799
41	6.009	10.511
42	6.208	10.810
43	6.006	10.522
44	6.004	10.528
45	6.203	11.060

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.001	10.777
47	6.199	11.082
48	5.998	10.788
49	5.996	10.794
50	6.637	11.203
51	5.993	10.347
52	6.191	10.660
53	5.989	10.359
54	6.187	10.661
55	5.986	10.361
56	5.984	10.362
57	6.182	10.697
58	5.981	10.403
59	6.179	10.704
60	5.978	10.405
61	5.976	10.407
62	6.387	11.027
63	5.973	10.410
64	6.170	10.709
65	5.970	10.413
66	6.167	10.712
67	5.967	10.417
68	5.965	10.419
69	6.162	10.717
70	5.962	10.423
71	6.159	10.721
72	5.958	10.428
73	5.957	10.431
74	6.593	11.380
75	5.954	10.436
76	6.150	10.733
77	5.950	10.442
78	6.147	10.738
79	5.947	10.448
80	5.945	10.451
81	6.142	10.747
82	5.942	10.458
83	6.139	10.753
84	5.939	10.466
85	5.937	10.470

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.4070%, 6-Month LIBOR stays at 1.4380%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap Contract.

ARM and Fixed $866,144,418

Summary of Loans in Statistic Calculation Pool

(As of Statistical Pool Calculation Date)

		Range		
Total Number of Loans	6,068			
Total Outstanding Loan Balance	$866,144,418			
Average Loan Balance	$142,740	$19,709	to	$974,116
WA Mortgage Rate	7.765%	5.090%	to	12.990%
Net WAC	6.077%	3.321%	to	11.481%
ARM Characteristics				
WA Gross Margin	6.871%	1.837%	to	13.740%
WA Months to First Roll	23	9	to	35
WA First Periodic Cap	2.686%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.096%	1.000%	to	3.000%
WA Lifetime Cap	14.292%	8.350%	to	22.730%
WA Lifetime Floor	7.730%	2.550%	to	15.750%
WA Original Term (months)	350	84	to	360
WA Remaining Term (months)	346	81	to	359
WA LTV	79.81%	4.32%	to	100.00%
WA FICO	624			
Percentage of Pool with Prepayment Penalties at Loan Orig	87.64%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 30.92%	SFR: 81.34%	FULL DOC: 75.50%	RFCO: 69.10%	OOC: 96.86%	A: 61.69%	0: 12.36%
FL: 5.81%	PUD: 9.28%	STATED: 22.53%	PURCH: 19.63%	NOO: 3.08%	A-: 19.85%	12: 4.97%
IL: 4.93%	CONDO: 4.54%	SIMPLE: 1.97%	REFI: 11.28%	2ND: 0.05%	B: 13.16%	24: 35.84%
TX: 4.84%	2 FAM: 2.73%				C: 4.52%	30: 2.11%
CO: 4.07%	MANUF: 0.63%				C-: 0.53%	36: 37.63%
					D: 0.25%	42: 0.10%
						48: 0.15%
						60: 6.83%

ARM and Fixed $866,144,418

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1/29 LIBOR	2	$282,724	0.03
2/13 LIBOR	6	$522,040	0.06
2/18 LIBOR	4	$416,988	0.05
2/28 LIBOR	3,033	$439,935,590	50.79
3/12 LIBOR	3	$308,059	0.04
3/27 LIBOR	733	$107,789,350	12.44
FIXED 7YR	1	$30,682	0.00
FIXED 10YR	34	$2,355,279	0.27
FIXED 12YR	1	$127,710	0.01
FIXED 15YR	271	$26,757,957	3.09
FIXED 18YR	1	$118,304	0.01
FIXED 20YR	126	$14,804,912	1.71
FIXED 25YR	12	$1,709,067	0.20
FIXED 30YR	1,789	$264,234,764	30.51
FIX30/15 BAL	52	$6,750,991	0.78
	6,068	$866,144,418	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	12	$280,288	0.03
$ 25,000.01 to $50,000	313	$12,982,904	1.50
$ 50,000.01 to $75,000	927	$58,641,310	6.77
$ 75,000.01 to $100,000	1,004	$88,138,411	10.18
$100,000.01 to $150,000	1,592	$196,867,433	22.73
$150,000.01 to $200,000	1,014	$174,963,866	20.20
$200,000.01 to $250,000	574	$127,596,277	14.73
$250,000.01 to $300,000	304	$82,996,285	9.58
$300,000.01 to $350,000	150	$48,872,015	5.64
$350,000.01 to $400,000	87	$32,702,762	3.78
$400,000.01 to $450,000	51	$21,485,186	2.48
$450,000.01 to $500,000	29	$13,890,900	1.60
$500,000.01 to $550,000	4	$2,132,658	0.25
$550,000.01 to $600,000	4	$2,335,940	0.27
$600,000.01 to $650,000	1	$623,358	0.07
$650,000.01 to $700,000	1	$660,712	0.08

ARM and Fixed $866,144,418

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$950,000.01 to $1,000,000	1	$974,116	0.11
	6,068	$866,144,418	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	10	$1,861,068	0.21
5.501 - 6.000	121	$23,054,359	2.66
6.001 - 6.500	495	$83,015,120	9.58
6.501 - 7.000	1,086	$173,222,987	20.00
7.001 - 7.500	847	$132,566,339	15.31
7.501 - 8.000	1,102	$162,485,380	18.76
8.001 - 8.500	669	$90,870,161	10.49
8.501 - 9.000	711	$88,713,979	10.24
9.001 - 9.500	421	$49,212,700	5.68
9.501 - 10.000	353	$39,439,868	4.55
10.001 - 10.500	134	$12,012,808	1.39
10.501 - 11.000	66	$5,752,487	0.66
11.001 - 11.500	32	$2,644,313	0.31
11.501 - 12.000	14	$903,123	0.10
12.001 - 12.500	5	$256,501	0.03
12.501 - 13.000	2	$133,224	0.02
	6,068	$866,144,418	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	35	$2,385,961	0.28
121 - 180	333	$34,466,756	3.98
181 - 300	144	$17,109,752	1.98
301 - 360	5,556	$812,181,949	93.77
	6,068	$866,144,418	100.00

ARM and Fixed $866,144,418

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	220	$20,378,208	2.35
50.01-55.00	104	$13,590,496	1.57
55.01-60.00	169	$22,139,123	2.56
60.01-65.00	224	$28,731,690	3.32
65.01-70.00	359	$49,262,529	5.69
70.01-75.00	686	$98,929,173	11.42
75.01-80.00	1,795	$256,818,435	29.65
80.01-85.00	992	$144,005,330	16.63
85.01-90.00	1,000	$157,754,923	18.21
90.01-95.00	372	$55,767,142	6.44
95.01-100.00	147	$18,767,369	2.17
	6,068	$866,144,418	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	29	$2,502,232	0.29
AK	2	$384,971	0.04
AZ	161	$20,935,983	2.42
AR	12	$988,416	0.11
CA	1,319	$267,795,159	30.92
CO	220	$35,245,149	4.07
CT	42	$7,138,382	0.82
DE	20	$2,377,756	0.27
DC	4	$411,363	0.05
FL	422	$50,326,888	5.81
GA	168	$20,883,848	2.41
HI	15	$3,088,958	0.36
ID	20	$2,093,802	0.24
IL	282	$42,719,016	4.93
IN	141	$12,193,501	1.41
IA	60	$4,766,930	0.55
KS	48	$4,870,003	0.56
KY	82	$6,960,985	0.80
LA	18	$2,055,150	0.24
ME	12	$1,612,919	0.19
MD	98	$17,008,433	1.96

ARM and Fixed $866,144,418

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MA	75	$14,102,190	1.63
MI	265	$28,414,199	3.28
MN	118	$18,408,390	2.13
MS	11	$1,048,734	0.12
MO	143	$14,036,434	1.62
MT	12	$1,197,784	0.14
NE	19	$1,751,485	0.20
NV	71	$10,261,127	1.18
NH	9	$1,398,274	0.16
NJ	101	$17,596,601	2.03
NM	18	$2,335,281	0.27
NY	175	$32,896,268	3.80
NC	160	$17,700,423	2.04
ND	4	$286,171	0.03
OH	343	$33,638,992	3.88
OK	41	$3,782,920	0.44
OR	54	$7,019,202	0.81
PA	213	$22,687,495	2.62
RI	46	$6,576,256	0.76
SC	61	$6,727,424	0.78
SD	2	$193,717	0.02
TN	103	$9,156,570	1.06
TX	377	$41,933,199	4.84
UT	56	$8,239,082	0.95
VT	1	$89,209	0.01
VA	187	$27,317,781	3.15
WA	138	$22,358,883	2.58
WV	20	$1,502,584	0.17
WI	67	$6,681,828	0.77
WY	3	$446,073	0.05
	6,068	$866,144,418	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	5	$389,546	0.04
781 - 800	44	$5,989,256	0.69

ARM and Fixed $866,144,418

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
761 - 780	80	$13,235,947	1.53
741 - 760	94	$13,525,820	1.56
721 - 740	148	$20,550,720	2.37
701 - 720	198	$29,284,834	3.38
681 - 700	306	$48,523,252	5.60
661 - 680	501	$75,837,804	8.76
641 - 660	734	$105,877,051	12.22
621 - 640	876	$129,112,986	14.91
601 - 620	770	$111,482,536	12.87
581 - 600	728	$103,812,967	11.99
561 - 580	713	$94,841,256	10.95
541 - 560	522	$68,198,110	7.87
521 - 540	268	$34,678,056	4.00
501 - 520	77	$10,348,119	1.19
500 or Less	3	$401,216	0.05
NOT SCORED	1	$54,941	0.01
	6,068	$866,144,418	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	5,048	$704,563,963	81.34
PUD	452	$80,338,985	9.28
CONDO	280	$39,327,833	4.54
2 FAM	151	$23,680,585	2.73
MANUF	69	$5,465,712	0.63
3 FAM	25	$5,090,098	0.59
4 FAM	23	$3,658,298	0.42
PUDA	12	$2,696,029	0.31
HI CONDO	7	$1,219,119	0.14
TOWN HM	1	$103,797	0.01
	6,068	$866,144,418	100.00

ARM and Fixed $866,144,418

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	4,220	$598,467,463	69.10
PURCH	1,133	$169,992,699	19.63
REFI	715	$97,684,257	11.28
	6,068	$866,144,418	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	5,812	$838,964,272	96.86
NOO	252	$26,711,166	3.08
2ND HM	4	$468,980	0.05
	6,068	$866,144,418	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	4,837	$653,917,699	75.50
STATED	1,136	$195,167,203	22.53
SIMPLE	95	$17,059,516	1.97
	6,068	$866,144,418	100.00

Gross Margin
(Excludes 2,287 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	2	$356,883	0.06
2.001 - 3.000	6	$1,726,787	0.31
3.001 - 4.000	22	$4,312,593	0.79
4.001 - 5.000	155	$28,950,121	5.27
5.001 - 6.000	676	$118,893,250	21.65
6.001 - 7.000	1,106	$172,496,966	31.41
7.001 - 8.000	1,121	$141,869,259	25.83
8.001 - 9.000	457	$54,436,804	9.91
9.001 - 10.000	207	$23,529,030	4.28

ARM and Fixed $866,144,418

Gross Margin
(Excludes 2,287 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	26	$2,387,035	0.43
11.001 - 12.000	2	$161,195	0.03
13.001 - 14.000	1	$134,830	0.02
	3,781	$549,254,752	100.00

Next Rate Adjustment Date
(Excludes 2,287 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/03	1	$91,041	0.02
10/03	1	$191,684	0.03
11/03	1	$52,281	0.01
02/04	1	$174,197	0.03
03/04	1	$106,314	0.02
04/04	4	$333,179	0.06
05/04	16	$1,602,491	0.29
06/04	174	$21,017,733	3.83
07/04	493	$63,058,118	11.48
08/04	650	$87,855,052	16.00
09/04	759	$112,014,563	20.39
10/04	701	$109,433,922	19.92
11/04	202	$38,097,627	6.94
12/04	44	$7,459,591	1.36
01/05	1	$104,890	0.02
02/05	2	$171,451	0.03
05/05	6	$840,217	0.15
06/05	24	$3,277,283	0.60
07/05	108	$13,700,727	2.49
08/05	149	$19,990,323	3.64
09/05	208	$31,166,394	5.67
10/05	192	$30,132,203	5.49
11/05	30	$5,937,650	1.08
12/05	13	$2,445,819	0.45
	3,781	$549,254,752	100.00

ARM and Fixed $866,144,418

Range of Months to Roll
(Excludes 2,287 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	3	$335,006	0.06
13 - 18	346	$45,168,033	8.22
19 - 24	2,698	$395,920,278	72.08
25 - 31	165	$21,317,715	3.88
32 - 37	569	$86,513,720	15.75
	3,781	$549,254,752	100.00

Lifetime Rate Cap
(Excludes 2,287 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.001 - 9.000	2	$470,318	0.09
9.001 - 10.000	1	$176,508	0.03
10.501 - 11.000	5	$965,015	0.18
11.001 - 11.500	16	$2,536,416	0.46
11.501 - 12.000	53	$8,821,107	1.61
12.001 - 12.500	124	$21,222,961	3.86
12.501 - 13.000	321	$53,189,377	9.68
13.001 - 13.500	414	$63,877,985	11.63
13.501 - 14.000	645	$99,359,963	18.09
14.001 - 14.500	537	$79,996,046	14.56
14.501 - 15.000	635	$91,408,254	16.64
15.001 - 15.500	365	$47,803,537	8.70
15.501 - 16.000	328	$40,281,509	7.33
16.001 - 16.500	161	$20,116,897	3.66
16.501 - 17.000	86	$10,399,991	1.89
17.000 - 17.500	33	$3,726,462	0.68
17.501 - 18.000	29	$2,784,210	0.51
18.001 - 18.500	16	$1,167,440	0.21
18.501 - 19.000	3	$196,497	0.04
19.001 - 19.500	3	$477,813	0.09
19.501 - 20.000	1	$52,281	0.01
20.001+	3	$224,165	0.04
	3,781	$549,254,752	100.00

ARM and Fixed $866,144,418

Initial Periodic Rate Cap
(Excludes 2,287 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	27	$3,073,062	0.56
1.500	409	$79,426,759	14.46
2.000	285	$48,304,672	8.79
3.000	3,056	$417,952,238	76.09
4.000	2	$186,694	0.03
6.000	2	$311,328	0.06
	3,781	$549,254,752	100.00

Subsequent Periodic Rate Cap
(Excludes 2,287 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	3,195	$446,190,338	81.24
1.500	578	$102,288,240	18.62
3.000	8	$776,174	0.14
	3,781	$549,254,752	100.00

Lifetime Rate Floor
(Excludes 2,287 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	57	$11,427,379	2.08
5.001 - 6.000	157	$28,810,080	5.25
6.001 - 7.000	759	$127,255,877	23.17
7.001 - 8.000	1,302	$192,212,269	35.00
8.001 - 9.000	868	$115,566,034	21.04
9.001 - 10.000	504	$61,315,886	11.16
10.001 - 11.000	110	$10,759,301	1.96
11.001 - 12.000	19	$1,486,873	0.27
12.001 - 13.000	3	$191,103	0.03
13.001 - 14.000	1	$134,830	0.02

ARM and Fixed $866,144,418

Lifetime Rate Floor
(Excludes 2,287 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
15.001 - 16.000	1	$95,120	0.02
	3,781	$549,254,752	100.00

ARM $549,254,752

Summary of Loans in Statistic Calculation Pool (As of Statistical Pool Calculation Date)		Range		
Total Number of Loans	3,781			
Total Outstanding Loan Balance	$549,254,752			
Average Loan Balance	$145,267	$21,373	to	$974,116
WA Mortgage Rate	8.008%	5.090%	to	12.990%
Net WAC	6.292%	3.321%	to	11.481%
ARM Characteristics				
WA Gross Margin	6.871%	1.837%	to	13.740%
WA Months to First Roll	23	9	to	35
WA First Periodic Cap	2.686%	1.000%	to	6.000%
WA Subsequent Periodic Cap	1.096%	1.000%	to	3.000%
WA Lifetime Cap	14.292%	8.350%	to	22.730%
WA Lifetime Floor	7.730%	2.550%	to	15.750%
WA Original Term (months)	360	180	to	360
WA Remaining Term (months)	356	175	to	359
WA LTV	81.72%	11.11%	to	100.00%
WA FICO	609			
Percentage of Pool with Prepayment Penalties at Loan Orig	88.25%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 28.75%	SFR: 80.15%	FULL DOC: 72.48%	RFCO: 64.36%	OOC: 96.92%	A: 50.65%	0: 11.75%
IL: 6.70%	PUD: 10.76%	STATED: 25.03%	PURCH: 27.59%	NOO: 3.00%	A-: 23.91%	12: 4.20%
FL: 5.61%	CONDO: 4.58%	SIMPLE: 2.49%	REFI: 8.05%	2ND: 0.09%	B: 18.12%	24: 54.78%
CO: 5.52%	2 FAM: 2.40%				C: 6.17%	30: 3.12%
TX: 4.78%	MANUF: 0.84%				C-: 0.75%	36: 25.41%
					D: 0.40%	42: 0.01%
						60: 0.72%

ARM $549,254,752

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1/29 LIBOR	2	$282,724	0.05
2/13 LIBOR	6	$522,040	0.10
2/18 LIBOR	4	$416,988	0.08
2/28 LIBOR	3,033	$439,935,590	80.10
3/12 LIBOR	3	$308,059	0.06
3/27 LIBOR	733	$107,789,350	19.62
	3,781	$549,254,752	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	6	$143,608	0.03
$ 25,000.01 to $50,000	173	$7,170,189	1.31
$ 50,000.01 to $75,000	558	$35,367,988	6.44
$ 75,000.01 to $100,000	611	$53,685,336	9.77
$100,000.01 to $150,000	1,022	$126,164,744	22.97
$150,000.01 to $200,000	628	$108,284,613	19.71
$200,000.01 to $250,000	364	$80,904,485	14.73
$250,000.01 to $300,000	200	$54,686,629	9.96
$300,000.01 to $350,000	102	$33,204,709	6.05
$350,000.01 to $400,000	54	$20,318,575	3.70
$400,000.01 to $450,000	34	$14,278,618	2.60
$450,000.01 to $500,000	22	$10,572,366	1.92
$500,000.01 to $550,000	3	$1,615,600	0.29
$550,000.01 to $600,000	1	$599,108	0.11
$600,000.01 to $650,000	1	$623,358	0.11
$650,000.01 to $700,000	1	$660,712	0.12
$950,000.01 to $1,000,000	1	$974,116	0.18
	3,781	$549,254,752	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	8	$1,612,841	0.29
5.501 - 6.000	54	$9,455,259	1.72

ARM $549,254,752

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	143	$25,782,422	4.69
6.501 - 7.000	424	$75,083,347	13.67
7.001 - 7.500	515	$85,878,836	15.64
7.501 - 8.000	778	$120,009,249	21.85
8.001 - 8.500	517	$71,108,417	12.95
8.501 - 9.000	559	$71,954,493	13.10
9.001 - 9.500	340	$40,663,053	7.40
9.501 - 10.000	283	$32,581,724	5.93
10.001 - 10.500	97	$9,320,764	1.70
10.501 - 11.000	35	$3,415,906	0.62
11.001 - 11.500	18	$1,739,493	0.32
11.501 - 12.000	5	$343,179	0.06
12.001 - 12.500	3	$172,544	0.03
12.501 - 13.000	2	$133,224	0.02
	3,781	$549,254,752	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	9	$830,099	0.15
181 - 300	4	$416,988	0.08
301 - 360	3,768	$548,007,665	99.77
	3,781	$549,254,752	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	71	$6,620,641	1.21
50.01-55.00	43	$5,884,832	1.07
55.01-60.00	72	$10,587,382	1.93
60.01-65.00	96	$12,063,874	2.20
65.01-70.00	186	$25,283,635	4.60
70.01-75.00	404	$56,889,125	10.36
75.01-80.00	1,063	$154,438,370	28.12
80.01-85.00	722	$103,989,735	18.93

ARM $549,254,752

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
85.01-90.00	720	$115,008,768	20.94
90.01-95.00	280	$42,565,231	7.75
95.01-100.00	124	$15,923,161	2.90
	3,781	$549,254,752	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	13	$1,230,083	0.22
AK	2	$384,971	0.07
AZ	101	$13,362,579	2.43
AR	4	$373,725	0.07
CA	719	$157,936,559	28.75
CO	188	$30,314,857	5.52
CT	25	$4,278,877	0.78
DE	7	$925,266	0.17
DC	4	$411,363	0.07
FL	256	$30,797,547	5.61
GA	126	$16,734,562	3.05
HI	5	$1,085,125	0.20
ID	15	$1,611,845	0.29
IL	240	$36,797,584	6.70
IN	116	$10,220,722	1.86
IA	23	$1,871,780	0.34
KS	36	$3,637,914	0.66
KY	67	$5,702,823	1.04
LA	11	$1,354,141	0.25
ME	5	$751,685	0.14
MD	57	$10,459,162	1.90
MA	31	$6,041,783	1.10
MI	206	$23,321,462	4.25
MN	76	$12,076,009	2.20
MS	2	$201,959	0.04
MO	104	$10,135,438	1.85
MT	3	$421,064	0.08
NE	18	$1,668,167	0.30
NV	45	$7,229,063	1.32

ARM $549,254,752

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NH	2	$228,035	0.04
NJ	54	$9,365,828	1.71
NM	11	$1,743,006	0.32
NY	41	$8,629,898	1.57
NC	125	$13,674,607	2.49
ND	4	$286,171	0.05
OH	236	$22,981,725	4.18
OK	28	$2,995,894	0.55
OR	35	$4,580,821	0.83
PA	132	$12,969,460	2.36
RI	25	$3,493,330	0.64
SC	46	$5,160,714	0.94
SD	1	$74,037	0.01
TN	54	$5,126,003	0.93
TX	204	$26,257,805	4.78
UT	32	$5,042,715	0.92
VA	103	$14,851,773	2.70
WA	82	$14,176,233	2.58
WV	13	$1,127,568	0.21
WI	46	$4,810,445	0.88
WY	2	$340,569	0.06
	3,781	$549,254,752	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$27,967	0.01
781 - 800	5	$787,138	0.14
761 - 780	18	$3,417,887	0.62
741 - 760	25	$3,912,653	0.71
721 - 740	42	$6,668,224	1.21
701 - 720	54	$8,727,359	1.59
681 - 700	119	$21,949,076	4.00
661 - 680	214	$36,063,654	6.57
641 - 660	340	$51,765,775	9.42
621 - 640	552	$82,667,924	15.05
601 - 620	523	$75,715,929	13.79

ARM $549,254,752

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
581 - 600	550	$79,363,564	14.45
561 - 580	598	$79,556,240	14.48
541 - 560	448	$59,488,976	10.83
521 - 540	225	$29,260,784	5.33
501 - 520	63	$9,425,447	1.72
500 or Less	3	$401,216	0.07
NOT SCORED	1	$54,941	0.01
	3,781	$549,254,752	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	3,103	$440,221,132	80.15
PUD	323	$59,097,622	10.76
CONDO	177	$25,160,759	4.58
2 FAM	84	$13,198,682	2.40
MANUF	56	$4,598,233	0.84
3 FAM	12	$2,490,237	0.45
PUDA	9	$2,150,411	0.39
4 FAM	13	$1,800,902	0.33
HI CONDO	3	$432,975	0.08
TOWN HM	1	$103,797	0.02
	3,781	$549,254,752	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,472	$353,481,610	64.36
PURCH	999	$151,559,317	27.59
REFI	310	$44,213,825	8.05
	3,781	$549,254,752	100.00

ARM $549,254,752

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,627	$532,327,862	96.92
NOO	150	$16,457,910	3.00
2ND HM	4	$468,980	0.09
	3,781	$549,254,752	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,931	$398,087,254	72.48
STATED	776	$137,489,409	25.03
SIMPLE	74	$13,678,090	2.49
	3,781	$549,254,752	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	2	$356,883	0.06
2.001 - 3.000	6	$1,726,787	0.31
3.001 - 4.000	22	$4,312,593	0.79
4.001 - 5.000	155	$28,950,121	5.27
5.001 - 6.000	676	$118,893,250	21.65
6.001 - 7.000	1,106	$172,496,966	31.41
7.001 - 8.000	1,121	$141,869,259	25.83
8.001 - 9.000	457	$54,436,804	9.91
9.001 - 10.000	207	$23,529,030	4.28
10.001 - 11.000	26	$2,387,035	0.43
11.001 - 12.000	2	$161,195	0.03
13.001 - 14.000	1	$134,830	0.02
	3,781	$549,254,752	100.00

ARM $549,254,752

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/03	1	$91,041	0.02
10/03	1	$191,684	0.03
11/03	1	$52,281	0.01
02/04	1	$174,197	0.03
03/04	1	$106,314	0.02
04/04	4	$333,179	0.06
05/04	16	$1,602,491	0.29
06/04	174	$21,017,733	3.83
07/04	493	$63,058,118	11.48
08/04	650	$87,855,052	16.00
09/04	759	$112,014,563	20.39
10/04	701	$109,433,922	19.92
11/04	202	$38,097,627	6.94
12/04	44	$7,459,591	1.36
01/05	1	$104,890	0.02
02/05	2	$171,451	0.03
05/05	6	$840,217	0.15
06/05	24	$3,277,283	0.60
07/05	108	$13,700,727	2.49
08/05	149	$19,990,323	3.64
09/05	208	$31,166,394	5.67
10/05	192	$30,132,203	5.49
11/05	30	$5,937,650	1.08
12/05	13	$2,445,819	0.45
	3,781	$549,254,752	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	3	$335,006	0.06
13 - 18	346	$45,168,033	8.22
19 - 24	2,698	$395,920,278	72.08
25 - 31	165	$21,317,715	3.88
32 - 37	569	$86,513,720	15.75
	3,781	$549,254,752	100.00

ARM $549,254,752

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.001 - 9.000	2	$470,318	0.09
9.001 - 10.000	1	$176,508	0.03
10.501 - 11.000	5	$965,015	0.18
11.001 - 11.500	16	$2,536,416	0.46
11.501 - 12.000	53	$8,821,107	1.61
12.001 - 12.500	124	$21,222,961	3.86
12.501 - 13.000	321	$53,189,377	9.68
13.001 - 13.500	414	$63,877,985	11.63
13.501 - 14.000	645	$99,359,963	18.09
14.001 - 14.500	537	$79,996,046	14.56
14.501 - 15.000	635	$91,408,254	16.64
15.001 - 15.500	365	$47,803,537	8.70
15.501 - 16.000	328	$40,281,509	7.33
16.001 - 16.500	161	$20,116,897	3.66
16.501 - 17.000	86	$10,399,991	1.89
17.000 - 17.500	33	$3,726,462	0.68
17.501 - 18.000	29	$2,784,210	0.51
18.001 - 18.500	16	$1,167,440	0.21
18.501 - 19.000	3	$196,497	0.04
19.001 - 19.500	3	$477,813	0.09
19.501 - 20.000	1	$52,281	0.01
20.001+	3	$224,165	0.04
	3,781	$549,254,752	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	27	$3,073,062	0.56
1.500	409	$79,426,759	14.46
2.000	285	$48,304,672	8.79
3.000	3,056	$417,952,238	76.09
4.000	2	$186,694	0.03
6.000	2	$311,328	0.06
	3,781	$549,254,752	100.00

ARM $549,254,752

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	3,195	$446,190,338	81.24
1.500	578	$102,288,240	18.62
3.000	8	$776,174	0.14
	3,781	$549,254,752	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	57	$11,427,379	2.08
5.001 - 6.000	157	$28,810,080	5.25
6.001 - 7.000	759	$127,255,877	23.17
7.001 - 8.000	1,302	$192,212,269	35.00
8.001 - 9.000	868	$115,566,034	21.04
9.001 - 10.000	504	$61,315,886	11.16
10.001 - 11.000	110	$10,759,301	1.96
11.001 - 12.000	19	$1,486,873	0.27
12.001 - 13.000	3	$191,103	0.03
13.001 - 14.000	1	$134,830	0.02
15.001 - 16.000	1	$95,120	0.02
	3,781	$549,254,752	100.00

Fixed $316,889,666

Summary of Loans in Statistic Calculation Pool
(As of Statistical Pool Calculation Date)

		Range		
Total Number of Loans	2,287			
Total Outstanding Loan Balance	$316,889,666			
Average Loan Balance	$138,561	$19,709	to	$597,556
WA Mortgage Rate	7.342%	5.250%	to	12.500%
Net WAC	5.704%	3.481%	to	11.201%
WA Original Term (months)	333	84	to	360
WA Remaining Term (months)	329	81	to	359
WA LTV	76.50%	4.32%	to	100.00%
WA FICO	652			
Percentage of Pool with Prepayment Penalties at Loan Orig	86.58%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 34.67%	SFR: 83.42%	FULL DOC: 80.73%	RFCO: 77.31%	OOC: 96.76%	A: 80.84%	0: 13.42%
NY: 7.66%	PUD: 6.70%	STATED: 18.20%	REFI: 16.87%	NOO: 3.24%	A-: 12.80%	12: 6.31%
FL: 6.16%	CONDO: 4.47%	SIMPLE: 1.07%	PURCH: 5.82%		B: 4.57%	24: 3.01%
TX: 4.95%	2 FAM: 3.31%				C: 1.65%	30: 0.38%
VA: 3.93%	3 FAM: 0.82%				C-: 0.14%	36: 58.80%
						42: 0.24%
						48: 0.42%
						60: 17.42%

Fixed $316,889,666

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 7YR	1	$30,682	0.01
FIXED 10YR	34	$2,355,279	0.74
FIXED 12YR	1	$127,710	0.04
FIXED 15YR	271	$26,757,957	8.44
FIXED 18YR	1	$118,304	0.04
FIXED 20YR	126	$14,804,912	4.67
FIXED 25YR	12	$1,709,067	0.54
FIXED 30YR	1,789	$264,234,764	83.38
FIX30/15 BAL	52	$6,750,991	2.13
	2,287	$316,889,666	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	6	$136,680	0.04
$ 25,000.01 to $50,000	140	$5,812,715	1.83
$ 50,000.01 to $75,000	369	$23,273,322	7.34
$ 75,000.01 to $100,000	393	$34,453,075	10.87
$100,000.01 to $150,000	570	$70,702,690	22.31
$150,000.01 to $200,000	386	$66,679,253	21.04
$200,000.01 to $250,000	210	$46,691,792	14.73
$250,000.01 to $300,000	104	$28,309,656	8.93
$300,000.01 to $350,000	48	$15,667,305	4.94
$350,000.01 to $400,000	33	$12,384,187	3.91
$400,000.01 to $450,000	17	$7,206,568	2.27
$450,000.01 to $500,000	7	$3,318,534	1.05
$500,000.01 to $550,000	1	$517,058	0.16
$550,000.01 to $600,000	3	$1,736,832	0.55
	2,287	$316,889,666	100.00

Fixed $316,889,666

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	2	$248,227	0.08
5.501 - 6.000	67	$13,599,101	4.29
6.001 - 6.500	352	$57,232,698	18.06
6.501 - 7.000	662	$98,139,640	30.97
7.001 - 7.500	332	$46,687,503	14.73
7.501 - 8.000	324	$42,476,131	13.40
8.001 - 8.500	152	$19,761,744	6.24
8.501 - 9.000	152	$16,759,486	5.29
9.001 - 9.500	81	$8,549,648	2.70
9.501 - 10.000	70	$6,858,144	2.16
10.001 - 10.500	37	$2,692,044	0.85
10.501 - 11.000	31	$2,336,581	0.74
11.001 - 11.500	14	$904,820	0.29
11.501 - 12.000	9	$559,944	0.18
12.001 - 12.500	2	$83,957	0.03
	2,287	$316,889,666	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	35	$2,385,961	0.75
121 - 180	324	$33,636,657	10.61
181 - 300	140	$16,692,764	5.27
301 - 360	1,788	$264,174,284	83.36
	2,287	$316,889,666	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	149	$13,757,567	4.34
50.01-55.00	61	$7,705,665	2.43
55.01-60.00	97	$11,551,741	3.65
60.01-65.00	128	$16,667,816	5.26

Fixed $316,889,666

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
65.01-70.00	173	$23,978,894	7.57
70.01-75.00	282	$42,040,048	13.27
75.01-80.00	732	$102,380,065	32.31
80.01-85.00	270	$40,015,594	12.63
85.01-90.00	280	$42,746,155	13.49
90.01-95.00	92	$13,201,912	4.17
95.01-100.00	23	$2,844,208	0.90
	2,287	$316,889,666	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	16	$1,272,149	0.40
AZ	60	$7,573,404	2.39
AR	8	$614,690	0.19
CA	600	$109,858,600	34.67
CO	32	$4,930,291	1.56
CT	17	$2,859,505	0.90
DE	13	$1,452,490	0.46
FL	166	$19,529,341	6.16
GA	42	$4,149,286	1.31
HI	10	$2,003,832	0.63
ID	5	$481,957	0.15
IL	42	$5,921,432	1.87
IN	25	$1,972,779	0.62
IA	37	$2,895,150	0.91
KS	12	$1,232,090	0.39
KY	15	$1,258,162	0.40
LA	7	$701,009	0.22
ME	7	$861,234	0.27
MD	41	$6,549,271	2.07
MA	44	$8,060,407	2.54
MI	59	$5,092,737	1.61
MN	42	$6,332,381	2.00
MS	9	$846,776	0.27
MO	39	$3,900,996	1.23

Fixed $316,889,666

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MT	9	$776,720	0.25
NE	1	$83,318	0.03
NV	26	$3,032,064	0.96
NH	7	$1,170,239	0.37
NJ	47	$8,230,773	2.60
NM	7	$592,274	0.19
NY	134	$24,266,369	7.66
NC	35	$4,025,816	1.27
OH	107	$10,657,267	3.36
OK	13	$787,026	0.25
OR	19	$2,438,381	0.77
PA	81	$9,718,035	3.07
RI	21	$3,082,926	0.97
SC	15	$1,566,710	0.49
SD	1	$119,680	0.04
TN	49	$4,030,567	1.27
TX	173	$15,675,395	4.95
UT	24	$3,196,368	1.01
VT	1	$89,209	0.03
VA	84	$12,466,008	3.93
WA	56	$8,182,650	2.58
WV	7	$375,016	0.12
WI	21	$1,871,382	0.59
WY	1	$105,504	0.03
	2,287	$316,889,666	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	4	$361,579	0.11
781 - 800	39	$5,202,119	1.64
761 - 780	62	$9,818,060	3.10
741 - 760	69	$9,613,167	3.03
721 - 740	106	$13,882,496	4.38
701 - 720	144	$20,557,475	6.49
681 - 700	187	$26,574,176	8.39

Fixed $316,889,666

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
661 - 680	287	$39,774,150	12.55
641 - 660	394	$54,111,276	17.08
621 - 640	324	$46,445,062	14.66
601 - 620	247	$35,766,607	11.29
581 - 600	178	$24,449,403	7.72
561 - 580	115	$15,285,016	4.82
541 - 560	74	$8,709,135	2.75
521 - 540	43	$5,417,273	1.71
501 - 520	14	$922,672	0.29
	2,287	$316,889,666	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,945	$264,342,830	83.42
PUD	129	$21,241,363	6.70
CONDO	103	$14,167,073	4.47
2 FAM	67	$10,481,903	3.31
3 FAM	13	$2,599,861	0.82
4 FAM	10	$1,857,396	0.59
MANUF	13	$867,479	0.27
HI CONDO	4	$786,144	0.25
PUDA	3	$545,617	0.17
	2,287	$316,889,666	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,748	$244,985,853	77.31
REFI	405	$53,470,431	16.87
PURCH	134	$18,433,382	5.82
	2,287	$316,889,666	100.00

Fixed $316,889,666

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,185	$306,636,409	96.76
NOO	102	$10,253,256	3.24
	2,287	$316,889,666	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,906	$255,830,445	80.73
STATED	360	$57,677,794	18.20
SIMPLE	21	$3,381,426	1.07
	2,287	$316,889,666	100.00